

March 29, 2012

Via E-mail
Julien Signes
President and Chief Executive Officer
Envivio, Inc.
400 Oyster Point Boulevard, Suite 325
San Francisco, California 94080

Re: **Envivio, Inc.**
                Amendment No. 5 to Registration Statement on Form S-1
                Filed on March 15, 2012
                File No. 333-173529

Dear Mr. Signes:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 118

1.   Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

2.   Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Supplementally, please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

Underwriting, page 130

3.   In your next amendment, please identify your lead underwriters.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Ivette Leon, Senior Assistant Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: James Masetti, Esq.
        Pillsbury Winthrop LLP